Exhibit 99(i)

EDITED VERSION OF REMARKS DELIVERED BY FREDERICK H. WADDELL,

CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER, AT THE

ANNUAL MEETING OF STOCKHOLDERS

OF NORTHERN TRUST CORPORATION

HELD APRIL 20, 2010

While the votes are being counted, I would like to give you a brief report on Northern Trust and the progress we’ve made over the past year.

I’d like to start by providing you with a brief overview of the businesses of Northern Trust and our very strong competitive positioning. I will then review our financial and stock price performance, and conclude by recognizing several individuals who have epitomized Northern Trust’s legacy of leadership.

Let me begin by reviewing the strategic and competitive positioning of Northern Trust in what we believe are great businesses. Northern Trust is highly focused within the broader financial services landscape. We are a global leader in providing asset servicing, asset management, and banking services for personal clients through our Personal Financial Services business unit and for institutional clients through our Corporate & Institutional Services business unit.

There are a wide array of businesses and product lines where we do not have a presence, such as investment and retail banking; credit cards; discount brokerage and subprime mortgage lending.

Investment management solutions are provided to both these segments by Northern Trust Global Investments, our asset management arm.

All of our capabilities are delivered to clients through an integrated, global Operations & Technology platform. At the end of the first quarter, we held, on behalf of our clients, assets under custody of $3.7 trillion and assets under management of $647 billion.

Our business strategy is disciplined, focused, and client-oriented, which positions us very well within highly attractive segments of the financial services industry.

Personal Financial Services is the 120 year heritage of Northern Trust. From our extensive office network around the United States, we deliver a comprehensive array of integrated solutions to assist our clients across their financial life cycle. We create sophisticated wealth strategies to help clients maintain long-term financial security and provide for future generations. Our focused business model – in a fragmented and competitive market – is highly differentiated, and has resulted in numerous awards and accolades.

We serve our institutional clients globally through an office network that spans three dynamic regions—North America; Europe Middle East & Africa; and the Asia-Pacific region.

Our clients include sophisticated multinational companies, global money managers, industry pension funds, sovereign wealth funds, insurance companies, foundations and endowments.

Our focus here – as in all we do – is to build deep relationships with our clients by delivering integrated asset servicing and asset management solutions. Our client growth was strong in 2009. And, we remain very well positioned from a competitive perspective, having been the winner of many industry awards and accolades. This is truly a global business. As an example of the extent of our global focus, over one third of our 12,500 employees now live and work outside the United States.

Northern Trust Global Investments is our asset management business with $647 billion currently under management for our clients. For our personal clients, we manage portfolios across asset classes, meeting a variety of objectives throughout a client’s life cycle through a wide range of proprietary and external manager solutions. For our institutional clients, we also offer a wide range of investment solutions – including cash, index management, fixed income and manager of managers. Our efforts in the asset management space are continuously recognized and rewarded in the marketplace, because where we choose to compete, we have created scale and strength across numerous product offerings.

Our success in our personal and institutional segments would not be possible without a robust operations and technology platform, which serves the complex needs of our clients on a global basis. With this integrated, dynamic platform, we are able to deliver cutting-edge technology solutions to our clients, around the globe and, increasingly, 24 hours a day, seven days a week.

Another key strategic aspect of Northern Trust - which has been instrumental to our success—is our long-standing focus on corporate social responsibility. The culture of caring which permeates our company can be seen in the annual contributions made by Northern Trust to assist the communities in which we operate, as well as in the literally hundreds of thousands of volunteer hours contributed by our staff on a global basis. We are proud of the recognition that our people and our company have received, based on our unwavering commitment to the communities we serve.

Let me now spend a few minutes reviewing our recent financial performance. In the face of improved but still challenging conditions, Northern Trust posted solid results in 2009.

As financial markets stabilized in the second half of the year, volatility declined and interest rates remained at historic low levels. These macroeconomic conditions affected some of our key revenue sources, such as foreign exchange trading and net interest income, causing an 8% decline in total revenues. Expenses were well controlled, though our provision for credit losses increased as a result of the challenging economic environment. Despite these challenging conditions, we posted record Operating Net Income for the year of $853 million, a 33% increase over 2008.

Turning to the first quarter of 2010, we continued to see strong growth in our client franchise, notwithstanding the ongoing, challenging macroeconomic environment. Normalized levels of volatility again drove foreign exchange lower, while historically low interest rates continued to dampen net interest income. On a positive note, however, improved markets, as well as solid new business results, served to offset some of the environmental headwinds.

We again demonstrated solid expense control and were pleased – in the context of the challenging environment – to report bottom line net income of $157 million.

The level of assets that we custody and manage on behalf of our clients is an important metric for Northern Trust. All of our key client asset categories posted solid increases from last year. Market improvement, as well as our efforts with clients, both new and existing, are driving this growth. As has been the case for a long time, when considered across a longer-term horizon, our asset accumulation rates have continued to outperform the markets, a testament to our continued success at winning new and expanding existing client relationships.

Fundamental to our success is Northern Trust’s commitment to the maintenance of outstanding capital levels, with ratios that are well above the regulatory designation of “well capitalized.” We have steadily built our equity capital, posting a strong compound annual growth rate of 12% since the year 2000. This conservative capital philosophy has been a key differentiator throughout the financial crisis. And in a year when many other banks cut shareholder dividends to address capital shortfalls, Northern Trust was one of only two large banks in the United States that did not cut their dividend in 2009. Our capital strength and strong earnings allowed us to maintain our quarterly cash dividend, marking the 113th consecutive year of dividends paid.

Let me now shift to a few comments on the performance of our stock. Northern Trust increased 1% versus an average increase of 6% for our bank peer group and 24% for the S&P 500. Looking at our stock price performance from a slightly longer-term perspective from June of 2007 through the end of March 2010, illustrating how the top 20 U.S. bank stocks have performed since the beginning of the financial crisis, Northern Trust was the third best performing bank stock across this very difficult period, with a decline of 14% as compared to an average decline across the bank peer group of 54% and a 22% decline in the S&P 500.

Let me wrap up with a few comments about the incredibly strong legacy of leadership we’ve been privileged to have here at Northern Trust. Earlier, I mentioned the outstanding contributions made to Northern Trust by our two retiring directors, Art Kelly and Harold Smith. And we have, or are in the process of, adding several terrific, new board members recently – David Smith, Bob Lane, and Sir John Bond. The leadership of our board is impressive and I want to thank each of them for their contributions. I also want to compliment our Management Group for their leadership and unwavering support. We are fortunate to have this group of leaders, which has combined experience of 189 years (average of 21 years) with Northern Trust and 316 years (average of 35 years) in industry overall. We could not hope for a more experienced, loyal and energetic leadership team for the company.

Finally, I would be remiss if I did not say a few words about the distinguished careers of two great, past executive leaders at Northern Trust: Barry Hastings, who passed away last August, and Bill Osborn, who retired from Northern Trust late last year. Barry’s 29-year tenure at Northern Trust culminated in his leadership as a Director of the Corporation and as President and Chief Operating Officer from 1995 to 2002. This was an exciting time in the bank’s history, during which we opened our Singapore office, expanded our PFS network, and formed Northern Trust Global Investments. Barry is remembered, too, for his dedication to serving the community and, of course, his deep love of his family and friends. We will miss Barry dearly, but we all continue to benefit from the knowledge of his important contributions to Northern Trust.

Last year, as you know, Bill Osborn retired as chairman of the board. Bill served as CEO from 1995 through the end of 2007, and as chairman from 1995 until last year.

Under Bill’s guidance, Northern Trust’s custody assets and assets under management each grew more than 400 percent, while the company’s market capitalization increased more than 350%. The Harvard Business Review said it all when it named Bill one of the “World’s Best Performing CEOs” — a quantitative ranking based on stock returns and the change in market capitalization during a CEO’s tenure. Today, Bill continues to play an active and important role as a civic leader, including his work as chairman of the boards at Northwestern University and the Chicago Symphony, and a business leader as evidenced by his presence on the boards of Abbott, Caterpillar, General Dynamics and Tribune Company. Suffice it to say that Bill is a wonderful leader, mentor and friend – and we all are lucky to have had the opportunity to have worked with him.

Thank you again for joining us at Northern Trust’s 2010 annual meeting. As a disciplined, focused and client oriented company, we are exceptionally well positioned to succeed in the years ahead. Thank you for your dedication as shareholders of our company.

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Mr. Waddell’s above remarks may be deemed to include forward-looking statements such as statements that relate to Northern Trust’s financial goals, capital adequacy, dividend policy, expansion and business development plans, risk management policies, anticipated expense levels and projected profit improvements, business prospects and positioning with respect to market, demographic and pricing trends, strategic initiatives, re-engineering and outsourcing activities, new business results and outlook, changes in securities market prices, credit quality including reserve levels, planned capital expenditures and technology spending, anticipated tax benefits and expenses, and the effects of any extraordinary events and various other matters (including developments with respect to litigation, other contingent liabilities and obligations, and regulation involving Northern Trust and changes in accounting policies, standards and interpretations) on Northern Trust’s business and results. Actual results could differ materially from those indicated by these statements because the realization of those results is subject to many risks and uncertainties. Northern Trust Corporation’s 2009 Financial Annual Report to Shareholders, including the section of Management’s Discussion and Analysis captioned “Factors Affecting Future Results,” and periodic reports to the Securities and Exchange Commission, including the section captioned “Risk Factors,” contain additional information about factors that could affect actual results, including: economic, market, and monetary policy risks; operational risks; investment performance, fiduciary, and asset servicing risks; credit risks; liquidity risks; holding company risks; regulation risks; litigation risks; tax and accounting risks; strategic and competitive risks; and reputation risks. Northern Trust disclaims any continuing accuracy of the information provided in Mr. Waddell’s above remarks after April 20, 2010.

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